FOR IMMEDIATE RELEASE

NEWS RELEASE

KOREAN CONSORTIUM FINALIZING INVESTMENT

IN CREE EAST PROJECT

Vancouver, British Columbia, Canada – July 31st, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) (“CanAlaska”) – The Company is pleased to announce further details for the Cree East uranium exploration project further to the its June 25th, 2007 press release.  As outlined in the original Memorandum of Understanding between CanAlaska and Hanwha Corporation (“Hanwha”), Hanwha will lead a Korean Consortium of companies to invest Cdn.$19 million towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period wherein all exploration expenditures incurred by CanAlaska on the Project since June 1st, 2007 shall be recompensed by the Korean Consortium.

Emil Fung, Vice President – Corp. Development states, “The members of the Korean Consortium are being finalized and will comprise a number of Korea’s leading energy and natural resource companies.”  The Korean Consortium is engaged in final discussions regarding the details of a Letter Agreement between the Korean Consortium and CanAlaska.”

It is now the intention of the parties to execute a definitive Letter Agreement by no later than August 31st, 2007.  Following the execution of the Letter Agreement, the parties will obtain requisite board and regulatory approvals with the objective of closing the transaction on or before September 30th, 2007.  Accordingly, the exclusivity period granted by CanAlaska to Hanwha Corporation for the commercial undertaking of the proposed transaction has been extended to August 31st, 2007.

The Cree East project is located in the Southeastern Athabasca Basin, approximately 25 km west of the Key Lake uranium mine, and 20 km south-west of the newly-announced Millenium uranium deposit of Cameco.

The project was staked by CanAlaska in 2004, and covers 559 sq. km. of the Wollaston-Mudjatik domain rocks.  Historical drilling tested alteration zones and targets, generally to the south and east of the property, and current exploration by other companies is revisiting these areas.  The depth to the unconformity varies from 100 metres in the south to an inferred 800 metres in the north.  From geophysical evidence and past drilling, there appears to be a number of step structures at the unconformity boundary and in the basement.

CanAlaska carried out airborne surveys across the property area in 2005 and determined priority targets.  In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium.

It is thought that the dravite and clay alteration, coupled with the anomalous uranium in the lakes and boulders in this vicinity indicates the proximity of unconformity and basement style uranium mineralization. The shallow depth to basement also allows close definition of conductive zones and geological structures, using the airborne survey data.  Initial ground geophysical data from the first lines of IP-Resistivity surveys have also provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors.  The Company is presently conducting additional IP-Resistivity and Audio Magneto Telluric geophysical surveys in efforts to define targets for drilling to commence in the coming winter season.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). CanAlaska has expended over Cdn$22 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects.  The Company’s high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into joint exploration of CanAlaska’s Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

July 31st, 2007